UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2017 (Report No. 4)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THIS FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-111931, 333-123981, 333-190207, 333-195465, 333-203087, 333-211628 AND 333-215591) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512, 333-189111, 333-210448 and 333-220998), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On October 18, 2017, Radcom Ltd. entered into an underwriting agreement with William Blair & Company, L.L.C., as representative of the underwriters named therein, or the Underwriting Agreement, for a firm commitment public offering of 1,444,814 ordinary shares. The price to the public is $19.50 per ordinary share and aggregate gross proceeds of the offering are approximately $28.2 million. This report on Form 6-K also includes the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 1.1	Underwriting Agreement, dated October 18, 2017, between Radcom Ltd. and William Blair & Company, L.L.C., as representative of the underwriters named therein.
Exhibit 5.1	Opinion of Zysman Aharoni Gayer & Co., Law Offices.
Exhibit 23.1	Consent of Zysman Aharoni Gayer & Co., Law Offices (included in Exhibit 5.1).
Exhibit 99.1	Press release dated October 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: October 19, 2017	By:	/s/ Ran Vered
Name: Ran Vered
Title: CFO